

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Thomas Deinard
Interim Chief Executive Officer
ARC Wireless Solutions, Inc.
6330 North Washington Street, Unit #13
Denver, Colorado 80216-1146

> Re: **ARC Wireless Solutions, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 13, 2012**
> **File No. 001-33400**

Dear Mr. Deinard:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note, although our comments may ask for revisions in a certain part of the proxy, to provide fulsome disclosure, you may need to revise other parts. Please revise all applicable parts of your proxy.

Question and Answers, page 1

Q: Why is ARC acquiring QMT and AFT?, page 2

2.   We note from page 88 that ARC designs and develops hardware, including antennas, radios, and related accessories, used in broadband and other wireless networks. QMT and AFT, on the other hand, are in the specialty metals business. Please make clear any synergies among ARC's business and QMT's and AFT's business, explain whether the company is pursuing a different business direction, how QMT's and AFT's business will

affect ARC, and whether the company intends to pursue ARC's line of business. Please revise the appropriate places of your proxy statement such as ARC's MD&A.

Q: Is ARC entering into Financing Arrangements in Connection with the Acquisitions?, page 3

3.   We note your financing arrangements. Please specify the portion of the proceeds that will be used to fund the cash portion of the AFT Acquisition. Please also provide more details on the terms of the loans and other material terms applicable to financing arrangements. Also present disclosure on these financing arrangements in the Liquidity section of ARC's MD&A.

Q: Do any controlling shareholders, executive officers or directors of ARC have interests…, page 3

4.   You disclose Brean Murray and Quadrant are under common control and, therefore, Brean Murray, Quadrant, ARC, and QMT are affiliates under common control. Please revise to specify how Brean Murray and Quadrant are under common control; disclose the entities and ownership interests that show common control. If it is helpful to explain the relationships, please consider presenting a chart.

5.   Also please disclose the person to whom Mr. Nemeth is related by marriage and clearly specify the relation.

6.   We also note Quadrant has an Advisory Agreement with ARC since November 2008. Please disclose how much has been paid in the aggregate under this Agreement to Quadrant and how much has been paid each year.

Q: What is the role of the Special Committee?, page 4

7.   We note from the first paragraph on page 5 that the QMT Acquisition and Securities Sale will be deemed approved only if a majority of the disinterested shareholders voting on the proposal vote in favor of the QMT Acquisition and Securities Sale. Please revise to explain in more detail who qualifies as "disinterested."

8.   We also note your disclosure in the second paragraph on page 5. Please disclose whether Quadrant or any one affiliated with QMT has any relationship that would cause a conflict of interest with respect to the AFT acquisition.

Q: Why is ARC seeking shareholder approval of the Acquisition and issuance of the shares of Common Stock as described in Proposal Nos. 2 and 3?

9.   We note your disclosure in the first paragraph on page 7. Please further disclose what claims, if any, shareholders would have after Proposal Nos. 2 and 3 are approved by

disinterested shareholders. If shareholders effectively would have no further claims under state law, please disclose as such.

Summary, page 14

10.   We note your disclosure regarding the three individual parties who are the Non-Controlling QMT Investors. Please disclose these persons.

Purchase of ARC Common Stock by Carret P.T., LP, page 15

11.   We note your explanation of the reason for the purchase by Carret on page 113. Please also present the disclosure here.

12.   Also, supplementally, advise us whether the QMT Acquisition would be a taxable transaction to non-affiliated shareholders if the purchase was not made by Carret.

Interests of ARC's Executive Officers and Directors in the AFT Transaction, page 19

13.   You disclose ARC will pay Quadrant transaction fees of about $1,600,000. Please update ARC's MD&A regarding this known commitment.

Risk Factors, page 26

The Acquisitions could result in significant integration costs and any material delays…, page 33

14.   Please quantify the integration costs if possible or provide a range. Update ARC's MD&A as necessary.

The Inability of the Company to satisfy National Securities Exchange listing requirements…, page 36

15.   We note that you may be required to file a new listing application and may not qualify for listing. Please refer to Rule 13e-3, in specific paragraphs (a)(3)(i) and (ii), and tell us whether the QMT Acquisition and Securities Sale would fall within the parameters of Rule 13e-3.

AFT has particularly concentrated customers, page 37

16.   Please name your 5 largest customers. Further, we note similar disclosure under the risk factors titled "Of the QMT Group, Flomet has particularly concentrated customers," and "GF&F, like other QMT Group, has a small number of customers who dominate sales" on pages 38 and 41, respectively. Please also name your customers in these risk factors.

QMT Transaction Structure, page 43

17.   We note from the first paragraph on page 154 that you will acquire QMT for
        $31,432,000. The financial analyses under the fairness opinion provide significantly
        higher values for QMT: under Public Company Trading Analysis ($59 to $65 million);
        under Discount Cash Flow ($56 to 64 million); and under Equity Value ($53 to $61
        million and $48 to $55 million, as adjusted). With a view towards revised disclosure,
        please explain the difference in the acquisition price and valuations.

Background to the QMT Acquisition, page 43

18.   Please improve the quality of your background discussion. In specific:

        •   Disclose how the parties negotiated on price and consideration,
        •   Disclose the substance of the conversations between Messrs. Marten and Young in
            October and November 2011,
        •   Explain in more detail how Mr. Marten knew AFT through his business dealings,
        •   Disclose the material terms of the favorable assessment conducted by Mr. Deinard,
        •   Disclose the material terms of the non-binding letter of intent signed on November
            22, 2011 and the non-binding term sheet—explain how the preliminary terms were
            negotiated over to arrive at the final terms,
        •   Explain whether Messrs. Young and Deinard addressed how QMT's and AFT's lines
            of business would fit in with ARC's business in the December 2011 meetings with
            the board,
        •   Disclose the Special Committee's legal counsel and financial consultant, and
        •   Disclose whether the Special Committee considered any alternatives as disclosed in
            the second paragraph on page 44

Conflicts of Interest, page 44

19.   We note from the disclosure at the top of page 44 that Quadrant provides advisory
        services to QMT. Please disclose the total amount of fees earned under this agreement
        and the amount of fees per year.

Summary of Opinion, page 46

20.   We note from the bullets on page 46 that you provided financial information, forecasts,
        and other data to Aranca. Please confirm whether all of this information is disclosed in
        Aranca's opinion that is attached as Annex F.

Management's Discussion and Analysis of Financial Condition and Results of Operations of QMT, page 73

21.   We note QMT began consolidating in June 2011. With a view towards revised disclosure, please tell us whether QMT acquired controlling interests of FloMet, GF&F, Tekna Seal, and TubeFit in June 2011. We note your disclosure on page 165. Please tell us when Quadrant or QMT began its involvement in the metal component fabrication industry. If their involvement is recent, please provide appropriate risk factor disclosure and update other applicable parts of the proxy statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ARC, page 73

22.   We note your disclosure in the last paragraph on page 88. Please revise to update for the pending QMT and AFT acquisitions or advise.

Introduction to unaudited pro forma consolidated financial statements, page 150

23.   Based on the disclosures in the second paragraph on page 150 it appears that you concluded that the registrant is the accounting acquirer in each of the acquisitions of AFT and QMT. However with respect to the acquisition of QMT we note that you will issue 7,857,899 common shares to the shareholders of QMT representing approximately 71% of the company issued and outstanding shares. Please tell us how you considered each of the indicators in paragraphs 805-10-55-12 to 55-14 in determining the accounting acquirer. Also provide us with a table showing the shareholders of ARC before and after the acquisition of QMT with their respective ownership interest.

24.   It is unclear to us whether these acquisitions, if approved by the shareholders, will be completed simultaneously or whether you will have different scenarios. If they will not be completed simultaneously, it appears that you should revise or expand the pro formas to show the different scenarios.

Pro forma adjustments to the consolidated balance sheet and consolidated statement of operations, page 154

25.   Refer to adjustment A and tell us why you use $4.00 to value the shares to be issued to QMT shareholders. It appears to us that you should use the most recent stock price at the time of filing the proxy. In addition, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. Also tell us how you reflected the 7,857,899 shares valued at $4.00 in the stockholders' equity section.

26.   Refer to adjustment D. It is unclear why you state that you paid cash for the acquisition of QMT in view of your disclosures throughout the document that you will issue shares to acquire QMT. Please clarify this inconsistency.

27.   Provide us a breakdown of the ($12,052) net adjustment to cash and cash equivalents.

Quadrant Metals Technologies LLC

Independent auditors' report, page 160

28.   We note that QMT's auditor makes reference to the work of other auditors with reference to the financial statements of QMT's majority owned subsidiaries. Revise to include the reports of the other auditors. Refer to Rule 2-05 of Regulation S-X.

Notes to financial statements, page 165

Significant Business Acquisitions, page 165

29.   We note that QMT was organized in March 2011. We also note that QMT acquired General Flange & Forge LLC, Tekna Seal LLC and FloMet LLC during the three months ended June 30, 2011. We also note that the operations of these entities were reflected in the financial statements of QMT for the full fiscal year ended June 30, 2011 and that the auditor's opinion is on the year then ended.   In this regard, tell us how QMT accounted for the acquisitions of these entities. If the acquisitions were accounted for as acquisitions of entities under common control, tell us how these entities were under common control with QMT at the time they were acquired.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Travis Gering
        Wuersch & Gering LLP